Management Discussion and Analysis

(expressed in thousands of United States dollars)

Year ended December 31, 2009

CANARC  RESOURCE  CORP.

(the “Company”)

Management's Discussion and Analysis

For the Year Ended December 31, 2009

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management's Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2009 and the audited consolidated financial statements for the years ended December 31, 2008 and 2007, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 24, 2010 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia, and was previously engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Company currently only owns a direct interest in the precious metal property, known as the New Polaris property in British Columbia, Canada, and an option to purchase the Tay-LP property in the Yukon, Canada.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company's discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to net smelter returns totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

The Company made a cash payment of CAD$20,000 in August 2009.  Then on November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as advance NSR royalty for the Tay-LP property interest.

The Company previously held a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) owns a 100% working interest in the property, which was an open pit, heap leach, gold mine and which achieved commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  The Company had a net profit interest in Bellavista which entitled the Company to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.  In July 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which closed in December 2008.

Previously, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer the Company's interest in Sara Kreek Resource.  In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and will receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011.  The Company has received $50,000 in annual royalties.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against Grassalco's shareholder ownership interest and shall be deductible from Grassalco's net profit share or net smelter profit from exploiting the deposits.  The Company has not completed a feasibility study.  In fiscal 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company can exercise its right to increase its interest to 80%.  In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).  In June 2007, Benzdorp Gold NV, the joint venture company which is held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property at December 31, 2008.

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor retained a 2% net smelter return royalty (“NSR”) and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza Gold Corp. (“Caza”), which was previously a wholly-owned subsidiary of the Company prior to the Plan of Arrangement.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  In May 2008, the Company made a cash payment of $60,000.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  In 2007, the Company issued 15,000 common shares at a value of CAD$0.45 per share.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.

In April 2008, Caza and Minera Canarc de Mexico SA de CV (“Minera Canarc”), which were previously wholly-owned subsidiaries of the Company prior to the Plan of Arrangement, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing $50,000 in shares of the Company over a 12 month period.  The vendors retained a 3% NSR.  An initial payment of US$15,000 was made upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company.

1.2

Overall Performance

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, confirmation of the Company's interest in certain properties, and upon future profitable production or proceeds from the disposition thereof.  Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company's control.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company's mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company's financial position and results of operations.

Gold prices continued to show strength as the cumulative annual average increased from $695 in 2007 to $872 in 2008 and then to $972 in 2009 and closing at $1,091 on March 24, 2010.  Gold prices achieved new highs in each of the past several years.  In November 2007, prices reached a high of $841 and then $1,011 in March 2008 before reaching a high of $1,213 in December 2009.  The high for 2010 was on January 11, 2010 at $1,153.

New Polaris property

In 2007, the Company retained Moose Mountain Technical Services and Giroux Consultants Limited to update resource estimates for the New Polaris gold project.  Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company's knowledge.  The New Polaris Report is available at www.sedar.com.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Based upon the New Polaris Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted over the past three years.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company's geologists.  The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.  For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred.  A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database.  On this basis, a total of 10 gold assays were capped at 63 g/t.

In the third quarter of 2007, the Company completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  Moose Mountain Technical Services (“Moose Mountain”) was commissioned as independent consultants to work with the Company's personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report was entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Moose Mountain Report”).  J.H. (Jim) Gray, P.Eng. of Moose Mountain was the Qualified Person for the Preliminary Assessment Report.  In 2008, the Company continued with its efforts to refine and assess the process alternatives and economic parameters used in the preliminary assessment.  In early January 2009, the Company completed a revised preliminary assessment from recent optimization efforts which improved the project's economics and which was issued in a News Release dated January 7, 2009.  The revised economic model had been reviewed by Moose Mountain and the independent Qualified Person for the update was Jim Gray, P. Eng.  In November, 2009, the British Columbia Securities Commission (“BCSC”) notified the Company that their review of both the 2007 Moose Mountain Report and the Company's news release dated January 7, 2009 identified issues of non-compliance with NI 43-101.  An updated NI 43-101 preliminary economic assessment report dated December 23, 2009 by Moose Mountain (“Moose Mountain Revised Report”) was prepared at the request of the BCSC.

The base case mine model in the Moose Mountain Revised Report is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The updated preliminary economic parameters are as follows:
Gold Price	US$ 900 per oz
Exchange Rate	US$ 0.95 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 383 per oz (excluding off-sites)

Cash Flow (LoM)	Pre-Tax After-Tax CA $153.6 million CA$103.6 million
NPV (5%)	CA$104.9 million CA$ 68.6 million
NPV (8%)	CA$ 83.2 million CA$ 52.9 million
NPV (10%)	CA$ 71.0 million CA$ 44.1 million

Pre-Tax After Tax
Internal Rate of Return	32.0% 25.8%
Payback Period	2.6 years 2.7 years

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 75% of the total estimated resources at a 9 gpt cut-off grade.

The net present values are life of mine net cash flows shown at various discount rates.  The internal rates of return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales.  The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER-TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	NPV (5%)	NPV (8%)	NPV (10%)
	CAD (000)	CAD (000)	CAD (000)

Gold $US700/oz -22%	$ 6,898	($ 1,333)	($ 5,883)
Gold $US800/oz -11%	$ 37,961	$ 26,072	$ 19,431
Base Case $US900/oz	$ 68,625	$ 52,934	$ 44,132
Gold $US1000/oz +11%	$ 99,136	$ 79,582	$ 68,590
Gold $US1100/oz +22%	$ 129,516	$ 106,044	$ 92,831

Grade -10%	$ 41,041	$ 28,778	$ 21,924
Grade -5%	$ 54,895	$ 40,942	$ 33,126
Base Case Grade 12.5 gpt	$ 68,625	$ 52,934	$ 44,132
Grade +5%	$ 82,355	$ 64,925	$ 55,138
Grade +10%	$ 96,085	$ 76,917	$ 66,144

Capital Cost -10%	$ 73,625	$ 57,917	$ 49,093
Capital Cost -5%	$ 71,125	$ 55,425	$ 46,613
Base Case $90M Capital	$ 68,625	$ 52,934	$ 44,132
Capital Cost +5%	$ 66,125	$ 50,442	$ 41,652
Capital Cost +10%	$ 63,625	$ 47,951	$ 39,172

Operating Cost -10%	$ 80,415	$ 63,261	$ 53,360
Operating Cost -5%	$ 74,520	$ 58,097	$ 48,881
Base Case	$ 68,625	$ 52,934	$ 44,132
Operating Cost +5%	$ 62,730	$ 47,770	$ 39,383
Operating Cost +10%	$ 56,835	$ 42,606	$ 34,634

Exchange rate $0.85 -10%	$ 97,327	$ 78,013	$ 67,156
Exchange rate $0.90 -5%	$ 82,184	$ 64,781	$ 55,009
Base Case $0.95	$ 68,625	$ 52,934	$ 44,132
Exchange rate $1.00 +5%	$ 56,414	$ 42,264	$ 34,337
Exchange rate $1.05 +10%	$ 45,276	$ 32,488	$ 25,336

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Tay-LP property

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  The Company made an option payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty of CAD$25,000 for the Tay-LP property.

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009.  The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

Benzdorp property

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property at December 31, 2008 while it awaited approval of the concession application.

Bellavista property

The Company held a 5.7% to 20.2% net profit interest in the Bellavista property located in Costa Rica, which was an open pit, heap leach, gold mine.  Central Sun, owner and operator of the Bellavista mine in Costa Rica, declared commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.

In fiscal 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property for CAD$215,000.

Sara Kreek property

In April 2006, the Company agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company's interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company's shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property rights which were transferred from the Company to Caza included Los Arrastres, Santiago and Santiago Fraction properties.

Other Matters

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company's shareholdings in Caza at CAD$0.25 per share.  As at December 31, 2009, interest of CAD$3,719 has been accrued.

On July 15, 2009, the Company granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

The Shareholders Update included in the Company's audited consolidated financial statements for the year ended December 31, 2009 provides further review of the Company's overall performance for fiscal 2009 and an outlook for fiscal 2010.

1.3

Selected Annual Information

All financial information is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Years Ended December 31,
(in $000s except per share amounts)	2009	2008	2007

Total revenues	$ -	$ -	$ -

(Loss) income before discontinued operations and extraordinary items:
(i) Total	$ (1,579)	$ (6,963)	$ 1,515
(ii) Basic per share	$ (0.02)	$ (0.10)	$ 0.02
(iii) Fully diluted per share	$ (0.02)	$ (0.10)	$ 0.02

Net income (loss):
(i) Total	$ (1,579)	$ (6,963)	$ 1,515
(ii) Basic per share	$ (0.02)	$ (0.10)	$ 0.02
(iii) Fully diluted per share	$ (0.02)	$ (0.10)	$ 0.02

Total assets	$ 13,167	$ 12,829	$ 20,115
Total long-term liabilities	$ -	$ -	$ -
Dividends per share (1)	$ -	$ -	$ -

(1)

The Company has not paid any cash dividends.  In 2008, the Company distributed shares of Caza as a dividend-in-kind pursuant to the Plan of Arrangement.  Items 1.2 and 1.4 provide further details.

1.4

Results of Operations

Fourth Quarter of Fiscal 2009 – Year ended December 31, 2009 compared with December 31, 2008

The Company incurred a net loss of approximately $1.6 million for the year ended December 31, 2009 which is lower than the net loss of $6.96 million for fiscal 2008.  Operating losses for fiscal 2009 were lower than for fiscal 2008, reflecting the reduced operating activities of the Company as it endeavours to preserve its cash and to reduce its monthly burn-rates, given the slow recovery and lingering weaknesses in the financial markets during the year.  The main focus for the Company has primarily been in identifying, assessing and analyzing possible projects of merit for acquisition purposes which culminated in the acquisition of the Tay-LP property in the Yukon in August 2009.  Remuneration for employees increased in the latter half of 2009 as efforts were expended in developing, implementing and completing the Phase 1 exploration program for the Tay-LP property by the end of the third quarter, and in arranging and closing three private placements in the fourth quarter.  Certain discretionary expenditures were minimized and contributed to reducing operating expenses in comparison to fiscal 2008.  Expenses for office and sundry and investor relations have decreased significantly relative to the prior year.  Expenses for corporate development reflect active due diligence and property evaluations for acquisitions and to identify properties of merit for possible acquisitions.

Stock-based compensation is from the granting and vesting of stock options.  On July 15, 2009, the Company granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

The significantly higher net loss in fiscal 2008 was primarily attributable to the disposition of the Benzdorp property which was written off at December 31, 2008 for $6.3 million which continued into the first quarter of fiscal 2009 with additional costs of $57,000 from transient expenses incurred for the Benzdorp property.

The net loss for fiscal 2008 would have been higher if it were not for the gain realized from the Company's disposition of some of its shareholdings in Aztec and the gain from the sale of the subsidiary which held the Bellavista property.  In January 2008, the Company disposed of shares of Aztec, resulting in a realized gain of $179,000.  During the latter half of fiscal 2008, the Company received proceeds of CAD$215,000 from the disposition of the Bellavista property.  These transactions supplemented the financing needs for operating activities and working capital for part of fiscal 2008.  The Company also disposed of all its remaining marketable securities at a realized loss of $32,000.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                                Page 9

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Gains of $93,000 were realized in the fourth quarter of fiscal 2009 from the disposition of Caza shares.  The Company recognized $8,000 from the accretion of royalty receivable from the Sarakreek property.

On December 31, 2009, the Company recognized a future income tax expense of $226,000 related to expenditures which do not qualify as Canadian exploration expenses (“CEE”) for flow-through tax purposes as determined by Canada Revenue Agency (“CRA”).  The Company has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.

Pursuant to an audit by CRA in 2009, the Company has estimated approximately $661,700 in exploration expenditures incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000.  In February 2010, an initial proposal by CRA to the Company disallowed approximately CAD$1.2 million in CEE of which the Company is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800.  The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000.

The Company has no sources of operating revenues.

In April 2008, the Company terminated its efforts to enter into a formal agreement for the Providencia property, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

On June 25, 2008, the Company closed the plan of arrangement with Caza whereby approximately 83% of the Company's interest in Caza was distributed to the shareholders of the Company.  The Company transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company's shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property rights which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as the Company excluded the operating expenses of Caza and its Mexican subsidiary which held the exploration rights to the Mexican gold properties.

The exploration concessions for the Benzdorp property expired in July 2007, and an application was submitted for a three year extension which had not been provided.  The Company decided not to pursue any further exploration efforts on the Benzdorp property and, accordingly, wrote off the Benzdorp property at December 31, 2008.

For the latter half of fiscal 2009, the Company made a cash payment of CAD$20,000 in August 2009 for the Tay-LP property.  On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000.  Exploration expenditures of $440,000 were incurred for the Tay-LP property.

Efforts in late fiscal 2009 were focused on an NI 43-101 compliant technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the Moose Mountain Revised Report, which supported the project's economics.

As at December 31, 2009, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 10

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

December 31, 2009
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,556	$ 12,161

Yukon:
Tay-LP	25	440	465

	$ 3,630	$ 8,996	$ 12,626

At December 31, 2009, to maintain its interest and to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments	Payments	Reduction	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction					150,000
or buydown

Tay-LP:
April 30, 2010	$ 30	$ -
October 31, 2010	50	-
October 31, 2011	50	423
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

	$ 980	$ 1,023	$ 25	$ 1,950	150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5

Summary of Quarterly Results

All financial information is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2009:

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 11

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

(in $000s except	2009				2008
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(Loss) income before discontinued
discontinued operations and
extraordinary items:
(i) Total	$ (964)	$ (291)	$ (175)	$ (149)	$ (6,551)	$ 2	$ (207)	$ (207)
(ii) Basic per share	$ (0.02)	$ -	$ -	$ -	$ (0.10)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.02)	$ -	$ -	$ -	$ (0.10)	$ -	$ -	$ -

Net (loss) income:
(i) Total	$ (964)	$ (291)	$ (175)	$ (149)	$ (6,551)	$ 2	$ (207)	$ (207)
(ii) Basic per share	$ (0.02)	$ -	$ -	$ -	$ (0.10)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.02)	$ -	$ -	$ -	$ (0.10)	$ -	$ -	$ -

Total assets	$ 13,167	$ 13,086	$ 12,688	$ 12,678	$ 12,829	$ 19,444	$ 19,424	$ 19,808
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Gains from the disposition of shares of Caza were realized in the fourth quarter of 2009.  Gains from the disposition of shares of Aztec were realized in the first quarter of 2008 and gains from the disposition of its subsidiary which holds the net profit interest in the Bellavista property in the latter half of fiscal 2008.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 12

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

The following table contains selected financial information of the Company's liquidity:

		December 31,
(in $000s)	2009	2008	2007

Cash and cash equivalents	$ 155	$ 155	$ 633
Working capital (deficiency)	$ (649)	$ 194	$ 590

Ongoing operating expenses continue to reduce the Company's cash resources and working capital.

In the first quarter of 2008, the Company did dispose of shares of Aztec, which generated cash proceeds of $203,000 to supplement the operating and working capital needs of the Company.  Nominal proceeds of $12,000 were from the sale of remaining marketable securities in the second quarter of 2008.  In the latter half of 2008, proceeds of CAD$215,000 were received from the disposition of the subsidiary which holds the net profit interest in the Bellavista property.

In December 2008, the Company closed a private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company's shareholdings in Caza at CAD$0.25 per share.

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.  The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

In October 2009, the Company disposed of 800,000 common shares of Caza for CAD$0.15 per share for total proceeds of CAD$120,000.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

The Company received $50,000 from its annual royalty from the Sara Kreek project.

The working capital deficiency of $274,000 at December 31, 2009 includes the notes payable and accrued interests of $63,000, due to certain directors and an officer of the Company and corporate income taxes payable of $329,000.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.4, further details of contractual obligations are provided as at December 31, 2009.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7

Capital Resources

Item 1.6 provides further details.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 13

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

General and administrative costs during the year ended December 31, 2009 include:

-

CAD$57,586 of salaries paid to an employee who is director;

-

CAD$40,000 to directors in their capacity as directors of the Company;

-

CAD$102,608 in legal fees to a law firm in which a senior officer of the Company is a partner;

-

CAD$262,322 in office rent and salary allocations recovered from companies sharing certain common directors;  and

-

CAD$79,827 in office rent and salary allocations incurred to a company sharing certain common directors.

Details of transactions with Aztec and Caza and the plan of arrangement with Caza are provided in Items 1.2, 1.4, 1.5 and 1.6.

Details of demand loans from related parties are provided in Items 1.2 and 1.6.

1.10

Fourth Quarter

Items 1.2, 1.4, 1.5 and 1.6 provide further details for the fourth quarter of fiscal 2009.

1.11

Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 14

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

1.12

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to collectability of receivables, mineral properties, balances of accrued liabilities, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, corporate income taxes payable and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Pursuant to an audit by CRA in 2009, the Company has estimated approximately $661,700 in exploration expenditures incurred in 2007 do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently the Company has recognized a flow-through financing cost of $489,000.  In February 2010, an initial proposal which was submitted by CRA to the Company has disallowed approximately CAD$1.2 million in CEE of which the Company is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800.  The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000.

1.13

Changes in Accounting Policies Including Initial Adoption

Accounting pronouncements which came into effect for fiscal 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”) are as follows:

(i)

Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital.  The new section was effective for the Company on January 1, 2008.

(ii)

Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation”.  These sections replaced Section 3861, “Financial Instruments Disclosure and Presentation”.  Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity's financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The new section was effective for the Company on January 1, 2008.

(iii)

Going concern:

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 15

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company's ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern.  The new section was effective for the Company on January 1, 2008.  The Company's accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company's financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

New accounting pronouncements which came into effect for fiscal 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”) are as follows:

(i)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of December 31, 2009.

New accounting pronouncements as issued by the Canadian Institute of Chartered Accountants (“CICA”) are as follows:

(i)

New Accounting Pronouncements:

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company is currently evaluating the impacts of the conversion on the Company's consolidated financial statements and is considering accounting policy choices available under IFRS.

The Company is in the familiarization and planning phase of its IFRS changeover plan.  Activities in this phase include senior finance staff becoming familiar with the differences between Canadian GAAP and IFRS, task definition, resource allocation and training and the potential impact on disclosure and internal controls.

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 16

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

Transition issues from Canadian GAAP to IFRS:

Effective January 1, 2011, the Company is required to adopt IFRS and would therefore report IFRS financial statements for its March 31, 2010 interim financial statements.  This would also require the restatement for comparative purposes of amounts reported for the interim periods and for the year ended December 31, 2010.

Preliminary initial assessments by the Company on the impact from the transition from Canadian GAAP to IFRS have identified certain issues affecting the Company's accounting policies and its financial reporting, and further review and analysis of transition issues and IFRS implication for the Company are ongoing as well as staff training.

Accounting Issues	IFRS Implications

Deferred exploration expenditures

IFRS permits the capitalization of exploration expenditures prior to the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  IFRS requires an impairment test on exploration assets when facts and circumstances suggest the carrying amounts of those assets may exceed their recoverable values.

Long term investments in shares of other companies

Under IFRS, portfolio investments are similar to Canadian GAAP for the Company's financial instruments in available-for-sale investments.  However, IFRS requires a fair value determination for available-for-sale investments which may not have a quoted price in an active market when a fair value can still be reliably determined.

Stock-based compensation

Under Canadian GAAP, options which are vested can use the following:

-

pooled as one grant and vested on a straight line basis,  or

-

treated as separate individual grants and vest each grant on a straight line basis over each vesting period.

IFRS requires the latter alternative.  IFRS also requires an estimation of forfeiture rates.  The Company currently uses the latter alternative for its granting of vested stock options, and estimates forfeiture rates in its US GAAP reconciliation for the Form 20-F.

Units issuance in private placements

Units in a private placement are comprised of shares and warrants.  IFRS requires a value allocated to warrants in a unit private placement based upon the relative fair value.  In its US GAAP reconciliation for the Form 20-F, the Company estimates the fair value of warrants in unit private placements.

Functional currency

IFRS is more prescriptive in the determination of the functional currency whereby consideration is given to such factors as the primary economic environment where cash is generated and expended, the currency in which funds from financings are received, and cash flows of foreign operations and impact to the parent company.

Plan of arrangement for the spin out of Caza Gold Corp.

In 2008, the plan of arrangement between the Company and Caza involves related parties and was accounted for at carrying value in accordance with Canadian GAAP.  For IFRS, all related party transactions are to be at fair value whereby the Company needs to determine what is the fair value for the plan of arrangement.

1.14

Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-

cash as held-for-trading,

-

long term investments as available-for-sale,

-

receivables as loans and receivables,

-

royalties receivable as loans and receivables, and

-

accounts payable and accrued liabilities, notes payables and income taxes payable as other financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair values of the Company's cash, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity;  therefore, disclosure is not made of their level in the fair value hierarchy.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level three in the fair value hierarchy as it is based on unobservable inputs.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable.

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Canarc Resource Corp.

                                                                                                                                                                                                                                                                                                                                               Page 17

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2010.

Accounts payable and accrued liabilities are due within the current operating year, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk.

(i)

Foreign exchange risk:

The Company's mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations including currency transaction risk and currency translation risk.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets and shareholders' equity as its financial statements are stated in U.S. dollars.  The Canadian dollar fluctuates and floats with the U.S. dollar.

At December 31, 2009, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars (stated in US$000s)

Cash	$ 39
Receivables and prepaids	145
Accounts payable and accrued liabilities	(428)
Notes payable	(63)
Income taxes payable	(329)

Net financial assets (liabilities)	$ (636)

Based upon the above net exposure as at December 31, 2009 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $63,600 in the Company's net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

1.15

Other MD&A Requirements

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company's annual information form;  and

(c)

is also provided in the Company's audited consolidated financial statements for the years ended December 31, 2009 and 2008.

1.15.2

Outstanding Share Data

The Company's authorized share capital consists of unlimited common shares without par value.

Changes in the Company's share capital for the year ended December 31, 2009 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2008	72,704,505	$ 55,349
Issued:
Private placements	9,104,900	837
Property acquisitions	160,250	24
Provision for flow-through shares	-	226
Balance at December 31, 2009	81,969,655	$ 56,436

At March 24, 2010, there were 81,969,655 common shares issued and outstanding.

At December 31, 2009, the Company had outstanding stock options to purchase an aggregate 8,665,000 common shares as follows:

	December 31, 2009
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of year	8,079,000	$0.48
Granted	1,680,000	$0.11
Forfeited	(60,000)	$0.38
Expired	(1,034,000)	$0.73
Outstanding, end of year	8,665,000	$0.38

Exercise price range (CAD$)	$0.11 - $0.74

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Of the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vested on June 15, 2009.

Options for 1.8 million shares which were granted in May 2008 are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Options for 1.68 million shares, which were granted in July 2009, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

At March 24, 2010, stock options for 8,665,000 common shares remain outstanding.

At December 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000
$0.15	April 22, 2011	-	39,410	-	-	39,410
$0.15	October 22, 2011	-	202,160	-	-	202,160
$0.15	April 22, 2011	-	2,568,140	-	-	2,568,140
$0.165	May 9, 2011	-	154,410	-	-	154,410

		500,000	2,964,120	-	-	3,464,120

At March 24, 2010, warrants for 3,464,120 common shares are outstanding.

1.16

Outlook

Although it currently has sufficient capital to fund a portion of its working capital, the Company will continue to depend upon debt and equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the remainder of the 2010 fiscal year.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company's properties may therefore depend on the Company's joint venture partners and on the Company's ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company's New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company's properties can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company's mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company's properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company's properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Foreign Countries and Regulatory Requirements

Certain of the Company's properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company's property and related contracts may be denominated in U.S. dollars.  The Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company's shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company's shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company's shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2009, the Company had 81,969,655 common shares and 8,665,000 share purchase options and 3,464,120 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company's shares.  At December 31, 2009, dilutive securities represented approximately 15% of the Company's issued shares.  Certain of these dilutive securities are exercisable at prices below the December 31, 2009 closing market price of CAD$0.13 for the Company's shares and, accordingly, will result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Canarc Resource Corp.

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CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Year Ended December 31, 2009

(expressed in United States dollars)

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company's audited consolidated financial statements for the year ended December 31, 2009 and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  We have assessed the design of ICOFR and identified certain weaknesses.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Notwithstanding this weakness, management concluded that the audited consolidated financial statements for the year ended December 31, 2009 fairly present the Company's financial position and the results of its operations for the year then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation.

Canarc Resource Corp.

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